Nasdaq Regulation   Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

November 8, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 8, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from AI Transportation Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Ordinary Share and one Right to acquire
one-eighth (1/8th) of one Ordinary Share, par value $0.0001 per share

Ordinary Share, par value $0.0001 per share

Right to acquire one-eighth (1/8th) of one Ordinary Share, par value $0.0001 per share

Ordinary Share underlying the Rights included as part of the Units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]